================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                                 HEARTPORT, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    421969106
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       |x|     Rule 13d-1(b)

       | |     Rule 13d-1(c)

       | |     Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 421969106                  13G                       Page 2 of 5 Pages


--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON
       Reliance Financial Services Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       51-0113548
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  | |
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER
                                 1,530,665    (See Note 1)
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  1,530,665     (See Note 1)
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,530,665    (See Note 1)
--------------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |
--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       6%
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON*
       HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 421969106                   13G                      Page 3 of 5 Pages


Item 1.     (a)   Name of Issuer:
                  Heartport, Inc.

            (b)   Address of Issuer's Principal Executive Offices:
                  700 Bay Road, Redwood City, California 94063

Item 2.     (a)   Name of Person Filing:
                  Reliance Financial Services Corporation

            (b)   Address of Principal Business Office or, if none, Residence:
                  Park Avenue Plaza, 55 East 52nd Street, New York, NY 10055

            (c)   Citizenship:
                  Delaware

            (d)   Title of Class of Securities:
                  Common Stock, Par Value $.001

            (e)   CUSIP Number:
                  421969106

Item 3.     (g)   |x| Parent Holding Company, in accordance with Section
                      240.13d-1(b)(1)(ii)(G)

Item 4.     Ownership.

            (a)  Amount Beneficially Owned as of December 31, 1999:
                 1,530,665          (See Note 1)

            (b)  Percent of Class:
                 6%                 (See Note 1)

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:
                       1,530,665    (See Note 1)

                 (ii)  shared power to vote or to direct the vote:
                       -0-

                 (iii) sole power to dispose or to direct the disposition of:
                       1,530,665    (See Note 1)


                 (iv)  shared power to dispose or to direct the disposition of:
                       -0-

CUSIP No. 421969106                   13G                      Page 4 of 5 Pages


Item 5.     Ownership of Five Percent or Less of a Class.
            Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Reliance Insurance Company

Item 8.     Identification and Classification of Members of the Group.
            Not Applicable

Item 9.     Notice of Dissolution of Group.
            Not Applicable

CUSIP No. 421969106                   13G                      Page 5 of 5 Pages


Item 10.    Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 2000 as of December 31, 1999



       RELIANCE FINANCIAL SERVICES CORPORATION



       By: /s/ James E. Yacobucci
       -----------------------------------
       James E. Yacobucci
       Senior Vice President-Investments

--------------
     Note l. At December 31, 1999, Reliance Insurance Company ("RIC") beneficially owned $44,325,000 principal amount of 7-1/4% Convertible Subordinated Notes Due 2004 of Heartport, Inc. (the "Notes"), convertible into Common Stock at a conversion price of $28.958 per share. Upon conversion, the Notes will total 1,530,665 shares of Common Stock and represent 6% of the Securities outstanding.